Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Haleon plc: Pricing and upsize of Secondary Global Offering by Pfizer in Haleon and Share Buyback

19 March 2024: Haleon plc (“Haleon”) announces the pricing and upsize of the previously announced public offering in the United States (the “U.S. Offer”) and concurrent offering outside the United States to qualifying investors for purposes of, and in accordance with, applicable local laws and regulations in the jurisdictions in which such offer is being made (the “International Offer” and, together with the U.S. Offer, the “Global Offer”) by Pfizer Inc. (“Pfizer”) of 790,554,820 Haleon ordinary shares (“Ordinary Shares”), of which 594,000,000 are Ordinary Shares and 196,554,820 are Ordinary Shares in the form of American Depositary Shares, each representing two Ordinary Shares (“ADSs”, and together with the Ordinary Shares, the “Securities”), at a price to the public of £3.08 per Ordinary Share and $7.85 per ADS.

The size of the Global Offer increased from the previously announced approximately 630 million Ordinary Shares (which may be represented by ADSs) to an aggregate of 790,554,820 Ordinary Shares (which may be represented by ADSs).

Pfizer will receive all of the net proceeds from the Global Offer. No Securities are being sold or issued by Haleon and Haleon will not receive any of the net proceeds from the Global Offer.

Haleon has agreed to repurchase 102,272,727 Ordinary Shares from Pfizer off-market, subject to the completion of the Global Offer, for aggregate consideration of approximately £315 million (approximately $400 million) (the “Share Buyback”). The Share Buyback has been agreed pursuant to the terms of the Share Purchase Deed between Haleon and Pfizer that was approved by Haleon’s shareholders at its Annual General Meeting on 20 April 2023 (the “Share Purchase Deed”). The purchase price for the Share Buyback payable by Haleon to Pfizer is £3.08 per Ordinary Share, equal to the offering price per Ordinary Share in the Global Offer. The closing of the Share Buyback is conditional upon, and expected to occur at the same time as, or immediately following and on the same day as, the closing of the Global Offer, which is expected to close on 21 March 2024, subject to customary closing conditions.

Haleon intends to cancel the purchased Ordinary Shares. Following the Share Buyback and such cancellation, the total number of Ordinary Shares issued by Haleon with rights to vote is expected to be 9,132,301,104, as compared to 9,234,573,831 Ordinary Shares with rights to vote today. No shares are held in treasury.

As a result of the Global Offer, the Share Buyback and cancellation, Pfizer’s interest in Haleon will reduce from 32% to approximately 22.6% of Haleon’s issued Ordinary Shares with rights to vote.

Pfizer is a related party of Haleon for the purposes of the Listing Rules of the Financial Conduct Authority (the “Listing Rules”). Under Chapter 11 of the Listing Rules, the Share Buyback constitutes a “smaller” related party transaction. As a result, a sponsor’s written confirmation has been obtained by Haleon from Greenhill & Co International LLP, pursuant to LR11.1.10R(2)(b) in its capacity as Haleon’s sponsor, stating that the terms of the Share Buyback are fair and reasonable as far as Haleon’s shareholders are concerned.

The Share Buyback constitutes approximately £315 million of the £500 million in aggregate that Haleon expects to allocate to share buybacks in 2024, as disclosed in its 2023 annual report filed on Form 20-F.

In connection with the Global Offer, Pfizer’s Securities are expected to be subject to a 90-day lock-up in favor of Citigroup and Morgan Stanley, subject to customary exceptions and to waiver. Pfizer has received the necessary waivers from existing lock-up arrangements in order to participate in the Global Offer.

Citigroup and Morgan Stanley are serving as Joint Global Coordinators and Joint Bookrunners of the Global Offer. Barclays, J.P. Morgan and UBS Investment Bank are serving as Joint Bookrunners of the Global Offer (together with the Joint Global Coordinators, the “Banks”).

Haleon has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the Securities to which this communication relates. Before you invest, you should carefully read the preliminary prospectus supplement, the accompanying prospectus in the registration statement and the documents incorporated by reference in that registration statement as well as the prospectus supplement related to the Global Offer for more complete information about Haleon and the Global Offer. Haleon intends to file a final prospectus supplement with respect to the Global Offer. You may obtain these documents for free by visiting the SEC website at www.sec.gov. Copies of the preliminary prospectus supplement and accompanying prospectus related to the Global Offer may also be obtained from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-800-831-9146, Morgan Stanley at: Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014 Attn: Prospectus Department, Barclays at: Barclays Capital Inc., c/o Broadridge Financial Solutions 1155 Long Island Avenue Edgewood, NY 11717, Barclaysprospectus@broadridge.com ((888) 603-5847), J.P. Morgan at: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-866-803-9204, or by emailing at prospectus-eq_fi@jpmchase.com and UBS Investment Bank at: UBS Securities LLC, Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, by telephone at (888) 827-7275 or by emailing ol-prospectus-request@ubs.com.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Securities in any state or other jurisdiction in which, or to any person to whom, such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The distribution or communication of this announcement or the prospectus supplement related to the Global Offer in certain jurisdictions may be restricted by law. Any offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

Enquiries
Investors		Media

Sonya Ghobrial	+44 7392 784784	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Nidaa Lone	+44 7841 400607
Emma White	+44 7792 750133

Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon

Haleon (LSE / NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

Cautionary note regarding forward-looking statements

Certain statements contained in this announcement are, or may be deemed to be, “forward-looking statements” (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements give Haleon’s current expectations, projections, intentions or beliefs about future events, including strategic initiatives and future financial condition and performance, and so actual results may differ materiality from what is expressed or implied by the statements. These statements sometimes use words such as “expects”, “anticipates”, “believes”, “targets”, “plans”, “intends”, “aims”, “projects”, “estimates”, “indicates”, “may”, “might”, “will”, “should”, “potential”, “could” and other words of similar meaning (or the negative thereof). These forward-looking statements include all matters that are not historical or current facts. In particular, these include, but are not limited to, statements relating to the consummation of the proposed Global Offer by Pfizer, the Share Buyback, and the risks identified, or incorporated by reference, any prospectus supplement or accompanying prospectus.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this announcement. These statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon’s control or precise estimate. Subject to our obligations under English and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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In the United Kingdom, this announcement and its contents are directed only at (A) “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (as amended) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018; and (B) (i) persons who have professional experience in matters relating to investments falling within Article 19 of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) high net worth entities and other persons to whom it can otherwise lawfully be communicated falling within Article 49(2)(a) to (d) of the Order, all such persons in (A) and (B) together being referred to as “relevant persons”. This announcement must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. Any investment activity to which this announcement relates is available in the United Kingdom only to relevant persons and will be engaged in only with relevant persons.

In the European Economic Area (the “EEA”), this announcement is addressed only to and directed only at, persons in member states who are “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (as amended) (“Qualified Investors”). This announcement must not be acted on or relied on in the EEA by persons who are not Qualified Investors. Any investment activity to which this announcement relates is available in the EEA only to Qualified Investors and will be engaged in only with Qualified Investors.

The Banks are acting exclusively for Pfizer and no one else in connection with the Global Offer. None of the Banks will regard any other person (whether or not a recipient of this announcement) as a client in relation to the Global Offer and will not be responsible to anyone other than Pfizer for providing the protections afforded to their respective clients nor for giving advice in relation to the Global Offer or any transaction or arrangement referred to in this announcement. No information in this announcement should be construed as providing financial, investment or other professional advice and each prospective investor should consult its own legal, business, tax and other advisers in evaluating any potential investment opportunity.

In connection with the Global Offer, each of the Banks and any of their respective affiliates, acting as investors for their own accounts, may purchase Securities and in that capacity may retain, purchase, sell, offer to sell or otherwise deal for their own accounts in such Securities and other securities of Haleon or related investments in connection with the Global Offer or otherwise. Accordingly, references in the final prospectus supplement to the Securities being offered, subscribed, issued, acquired, sold, placed or otherwise dealt in should be read as including any offer, subscription, issue, sale, acquisition, placing or dealing in the Securities by any of the Banks and any of their affiliates acting as investors for their own accounts. In addition, certain of the Banks or their affiliates may enter into financing arrangements and swaps in connection with which they or their affiliates may from time to time acquire, hold or dispose of Securities. None of the Banks nor any of their respective affiliates intends to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligations to do so.